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FEB 21 2019

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-69886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-2017 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 8 Rivers Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 Blackwell Street, 4th Floor
(No. and Street)

Durham	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPA LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, STE 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ~~William~~ Glenn William Brown, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 8 Rivers Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Alexis Gore
Notary Public Exp. 9-10-22

ALEXIS GORE NOTARY PUBLIC DURHAM COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8 RIVERS ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FROM INCEPTION NOVEMBER 1, 2017
TO DECEMBER 31, 2018

CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Member of
8 Rivers Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 8 Rivers Advisors, LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the period from Inception November 1, 2017 to December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of 8 Rivers Advisors, LLC, as of December 31, 2018, and the results of its operations and its cash flows for the period from Inception November 1, 2017 to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 8 Rivers Advisors, LLC's management. Our responsibility is to express an opinion on 8 Rivers Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 8 Rivers Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of 8 Rivers Advisors, LLC's financial statements. The supplemental information is the responsibility of 8 Rivers Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as 8 Rivers Advisors, LLC.'s auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 15, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

8 Rivers Advisors, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	83,093
Prepaid expenses		3,204
Total Assets	$	86,297

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	7,195
Total liabilities		7,195
Member's equity		79,102
Total liabilities and Member's Equity	$	86,297

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement of Operations
From Inception November 1, 2017 to December 31, 2018

Revenues:	
	$ -
Total Operating revenue	-
Expenses:	
Consulting and professional fees	42,783
Employee Compensation	86,324
Other	2,790
Regulatory fees	6,556
Rent	2,688
Travel	7,091
Communications and computer expense	8,500
Total Operating expenses	156,733
Net (loss)	$ (156,733)

8 Rivers Advisors, LLC
Statement Of Changes In Member's Equity
From Inception November 1, 2017 to December 31, 2018

Beginning Member's equity	$	22,883
Net income (loss)		(156,733)
Member's capital contributions		212,952
Member's equity, December 31, 2018	$	79,102

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement Of Cash Flows
From Inception November 1, 2017 to December 31, 2018

Cash flows from operating activities:	
Net income (loss)	$ (156,733)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	-
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Prepaid expenses	2,360
Increase (decrease) in:	
Accounts payable and accrued expenses	(21,740)
Net cash provided (used) by operating activities	(176,113)
Cash flows from financing activities:	
Member's contributions	212,952
Net cash provided (used) by financing activities	212,952
Net increase in cash	36,839
Cash, beginning	46,254
Cash, ending	$ 83,093

8 Rivers Advisors, LLC
Notes to Financial Statements
December 31, 2018

NOTE 1 – DESCRIPTION OF THE COMPANY

8 Rivers Advisors, LLC (the "Company") formed on July 8, 2016 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on November 1, 2017. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

In June 2014 the FASB issued ASU-2014. The Company has elected early application of ASU-2014.10 which eliminates the disclosure and presentation requirements of development stage entities.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
The company is a single member LLC and is a disregarded entity for income tax purposes. The net income or net loss is reported for federal and state purposes by the single member.

Estimates:
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

8 Rivers Advisors, LLC
Notes to Financial Statements
December 31, 2018

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2018, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2018, the Company had net capital of $75,898 which was $70,898 in excess of its required net capital of $5,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its parent, the Company pays a monthly fee for utilizing certain resources of the affiliate. The Company was charged $96,012 to cover office & facilities and support services for the 14 months ended December 31, 2018. At December 31, 2018 the Company owed its affiliate $0

NOTE 7 – Lease Commitment

On June 30, 2017 the Company entered into a 22 month operating lease with a 12 month extension. Under the terms of the agreement, the Company is responsible for graduated payments as shown below:

Period	Monthly	Annually
July 1, 2018 to June 30, 2019	$197	$2,361
July 1, 2019 to June 30, 2020	$202	$2,425

NOTE 8 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i).

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2018.

NOTE 9 – COMMITMENTS & CONTINGENCIES

The Company has no commitments & contingencies at December 31, 2018.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 15, 2019, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2018.

SUPPLEMENTARY INFORMATION

8 Rivers Advisors, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Net Capital Rule 15c3-1
December 31, 2018

Member's equity	$	79,102
Non-allowable assets:		
Prepaid expenses		(3,204)
Net capital before haircuts		75,898
Haircuts on securities		-
Net capital		75,898
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $18,500 or $5,000		5,000
Excess net capital	$	70,898
Ratio of aggregate indebtedness to net capital		.09 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	7,195
Total aggregate indebtedness	$	7,195

Reconciliation of net capital:

Net capital as reported in Company's unaudited part IIA of the Focus Report	$	75,897
Rounding		1
Net capital per report pursuant to Rule 17a-5 (d)	$	75,898

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)

To: Member of
8 Rivers Advisors, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) 8 Rivers Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which 8 Rivers Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) (exemption provisions) and (2) 8 Rivers Advisors, LLC stated that 8 Rivers Advisors, LLC met the identified exemption provisions throughout the most recent period from Inception November 1, 2017 to December 31, 2018, without exception. 8 Rivers Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 8 Rivers Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
February 15, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Assertions Regarding Exemption Provisions

We, as members of management of 8 Rivers Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period November 1, 2017 to December 31, 2018.

8 Rivers Advisors, LLC

By:

G. William Brown, Jr., CEO

2/4/2019
(Date)